FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

April 12, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	Tia L. Jenkins, Senior Assistant Staff Accountant
Brian McAllister
John Archfield

Re:                           Molycorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011

Correspondence submitted March 12, 2012
File No. 001-34827

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) filed March 9, 2011 and correspondence submitted March 12, 2012.

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.  We note that the disclosures and page references in the Staff’s comment numbers one through three are in relation to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed February 28, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-001

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

Factors Affecting Our Results, page 54

Environmental, page 58

1.                                      Comment:  We note that you anticipate the need to dispose of a portion of the wastewater in one of your evaporation ponds in order to repair lining tears detected earlier in 2011, and that you estimate the wastewater transportation and disposal costs associated with this repair to be approximately $17.0 million in 2012. Please tell us if you recorded a liability for this estimated environmental obligation as of December 31, 2011, and cite the authoritative guidance that you followed to account for this obligation. Also tell us whether the $17.0 million is included in your contractual obligations table on page 73.

Response:

The evaporation ponds in which the lining tears have been detected were substantially drained in 2011 to allow the repair of the lining defects, and the related costs were recorded as of December 31, 2011.  The Company’s estimate of approximately $17.0 million for wastewater transportation and disposal costs in 2012 relates primarily to the removal and disposal of any wastewater generated in excess of the existing evaporation capability of all ponds at Mountain Pass until all facilities currently under construction as part of the Company’s Project Phoenix are operational and properly coordinated.  These costs will be recognized, as incurred, consistently with the prior period. Accordingly, the Company did not record a liability for this estimated expense as of December 31, 2011.

The Company does not have any unconditional purchase obligations for the wastewater transportation and disposal service. Therefore, the Company has not included these estimated costs in its contractual obligations table.

In the Company’s Form 10-Q for the quarter ended March 31, 2012, the Company will clarify the nature, purpose and extent of its estimated wastewater transportation and disposal costs and the estimated period of recognition.

Notes to Consolidated Financial Statements, page 88

(5) Acquisitions, page 105 Molycorp Sillamae, page 106

2.                                      Comment:  We note in your response to comment seven of our letter dated December 28, 2011 that you calculated volatility for purposes of determining the fair value of your common shares issued to acquire 80% of Molycorp Sillamae using the daily closing prices of Molycorp common stock for the most recent six months as of April 1, 2011. We further

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-002

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

note on page 111 of your Form 10-K that for purposes of determining the fair value of each stock option award at the grant date management computed volatility assumptions based on a peer group analysis. Please explain to us the reason(s) why you used two different methods to determine the volatility of your shares for purposes of stock option awards and the acquisition of Molycorp Sillamae.

Response:

The six-year expected term of the 52,819 stock options granted to certain employees and executive officers of the Company on January 13, 2011, was in excess of the historical volatility of the Company’s common stock at the time of grant since the Company completed its initial public offering of common stock on August 3, 2010.  Therefore, management computed a volatility assumption for the stock options by reference to SAB Topic 14.

Pursuant to the terms of a lock-up agreement by and between the Company and AS Silmet Grupp, AS Silmet was restricted from reselling the shares of the Company’s common stock it received from the Company in connection with the Company’s acquisition of 80% of Molycorp Sillamae.  Accordingly, the duration used to determine the fair value of the shares of the Company’s common stock issued to AS Silmet Grupp was the six-month assumed minimum holding period by AS Silmet Grupp. Because there was more than six months of historical volatility of the Company’s common stock as of April 1, 2011, management used the available historical volatility when determining the estimated fair values of these shares in accordance with ASC 718-10-55-24.

Molycorp Tolleson, page 107

3.                                      Comment:  We note in your response to comment eight of our letter dated December 28, 2011 that the product premium per kilogram sold is a fixed amount based on the applicable product sold and represents a contract manufacturing, or tolling fee; and that the product premiums were established during negotiations between the Company and Santoku and were based on market prices for alloy manufacturing services. We further note in your response to comment four of our letter dated February 10, 2012 that the product premium is intended to be the key driver of gross margin realized by Molycorp Tolleson. Please provide us with a detailed analysis to support your conclusion to report Molycorp Tolleson’s revenue earned on sales to Santoku on a gross versus net basis, including your consideration of the significant terms of your marketing and distribution agreements with Santoku for the sale and distribution of neodymium and samarium magnet alloy products.  Refer to FASB ASC 605-45-45.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-003

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

Response:

We have followed the guidance as outlined in ASC 605-45-45 to determine whether sales to Santoku Corporation (“Santoku”) under the Rare Earth Products Purchase and Supply Agreement, dated April 15, 2011 (“Supply Agreement”), between Molycorp Tolleson and Santoku should be reported on a gross versus net basis. The following is a summary of our analysis of the gross versus net indicators (summarized in italics below) specified in ASC 605-45-45 and the conclusions we reached with respect to each.

The Company is the primary obligor — Molycorp Tolleson is responsible for manufacturing all products to specification once it receives a purchase order from Santoku specifying the products and quantities to be manufactured. Based on the specifications and other market factors, Molycorp Tolleson determines whether to use feedstock supplied by Santoku or other suppliers (including but not limited to Molycorp Minerals LLC).  Once the finished goods have been produced, Molycorp Tolleson is responsible for testing the quality of the product prior to shipment to Santoku.  If the product does not meet specifications, as outlined by Santoku, Molycorp Tolleson bears the risk of loss and is responsible for replacing this inventory.

The Company has general inventory risk — Molycorp Tolleson holds title and risk of loss until finished goods are loaded onto a common carrier at its facilities in Tolleson, at which time risk of title and loss passes to Santoku, which is responsible for obtaining insurance at its own expense on the shipped products. The transfer of title and risk of loss is governed by the 2010 International Commercial terms.

The Company has latitude in establishing price — Per the terms of the Supply Agreement, the price is equal to the sum of (i) the feedstock cost plus (ii) the applicable product premium, each as defined in the agreement. The feedstock cost is determined in advance of the delivery by good faith negotiations by both parties.  Consequently, Molycorp Tolleson has some discretion in establishing price.  If an agreement cannot be reached through good faith negotiations, the feedstock cost is established based on an index price, if the feedstock is supplied by other suppliers, or by the actual cost to Santoku, if the feedstock is supplied by Santoku.  A described above, Molycorp Tolleson has discretion in determining the source of the feedstock.

The Company changes the product or performs some part of the service — Molycorp Tolleson is responsible for manufacturing Neo Alloys, Samarium Alloys and Samarium Alloy powders, each as defined in the Supply Agreement. This involves complex batch processing, which uses raw materials purchased from Santoku or other suppliers and converts those raw materials into alloys.  The alloys are then tested in the Molycorp

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-004

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

Tolleson laboratory against Santoku’s specifications before being packaged and prepared for shipment.

The Company has discretion in supplier selection — As mentioned above, Molycorp Tolleson has discretion in determining whether to purchase feedstock from Santoku or other suppliers. In the third and fourth quarters of 2011, Molycorp Tolleson purchased didymium metal from Molycorp Minerals LLC, which was subsequently used for the alloy production under the terms of the Supply Agreement.

The Company is involved in the determination of product or service specifications — Santoku, as the final customer, sets product specifications, which Molycorp Tolleson is able to meet based upon its processing capability.  As such, specifications are fixed by the customer and Molycorp Tolleson has little or no input with respect to such specifications. However, this is a common practice in the rare earths industry. We have the ability to manufacture rare earth alloys to customer specifications.

The Company takes physical loss inventory risk — The Company holds the risk of loss for its raw materials, work in process and finished goods inventory until it is loaded onto a common carrier and shipped out to Santoku.

The Company has credit risk — Molycorp Tolleson has credit risk as it has extended to Santoku payment terms of 40 days after the invoice date.  Molycorp Tolleson is independently responsible for paying all of its suppliers for the various raw materials that are used in making alloys other than those provided by Santoku. In addition, Molycorp Tolleson is responsible for purchasing all of the equipment used for processing alloys, paying its employees and carrying out all other administrative functions in connection with the production of the alloys to be delivered to Santoku under the Supply Agreement.

Based on the above, we believe that gross presentation is appropriate.

4.                                      Comment:  We note in your response to comment eight of our letter dated December 28, 2011 that Molycorp Tolleson’s sales of alloys to Santoku under the rare earth products purchase and supply agreement are at the cost of feedstock plus a premium to reasonably approximate the market value of such products sold by other producers. We further note in your fourth quarter 2011 earnings conference call transcript that Molycorp Tolleson is currently structured largely as a lower gross margin pass-through tolling business; and that this will remain the case while you reconfigure and expand it into a larger, more flexible operation with more customers. Please advise us of the following:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-005

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

a.                                      Provide us with a courtesy copy of the rare earth products purchase and supply agreement;

Response:

We are providing to the Staff, on a supplemental basis, a copy of the Supply Agreement.  In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, we request that such agreement be returned following completion of the Staff’s review.

b.                                      Quantify for us the applicable product premium for Tolleson’s sales of neodymium alloys and samarium alloys to Santoku under the agreement;

Response:

[*****]

c.                                       Tell us the average market price of neodymium alloys and samarium alloys in U.S. dollars per kilogram for the period from April 15, 2011 through December 31, 2011, and Tolleson’s average sales price of neodymium alloys and samarium alloys to Santoku during this same period; and

Response:

The alloy manufacturing market is very limited as we are aware of only three major companies producing and selling neodymium alloys and samarium alloys products.  There are no published indices or prices for these products.

d.                                      To the extent that there were significant differences between the average market price and the average sales price to Santoku, tell us the reason(s) for the differences and further explain to us how you considered the factors in ASC 805-10-25-20 through 25-22 to determine whether the purchase and supply agreement was a part of the business combination transaction.

Response:

As discussed above in response to Comment 4(c), there are no published indices or prices for the products we sell to Santoku so we are unable to compare the

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

     MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

     MCP-006

FOIA Confidential Treatment Request

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2012

average market price and the average sales price to Santoku.  We considered the factors in ASC 805-10-25-20 through 25-22 and determined that the Supply Agreement was not a part of the business combination transaction because the Company and Molycorp Tolleson did not have any preexisting relationships or other arrangements before the negotiations for the business combination commenced. The Supply Agreement was negotiated by the Company on an arm’s length basis for future benefits to be realized by Molycorp Tolleson from its ability to manufacture rare earth alloys after the business combination. Contracts for the production of rare earth alloys are typically done on a cost plus basis (as this one is) due to different specifications for each customer.

**********

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 303-843-8058.

Very truly yours,

/s/ James S. Allen

James S. Allen
Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

      MOLYCORP, INC. PURSUANT TO 17 C.F.R. §200.83

      MCP-007